

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2023

Eric Healy
Chief Executive Officer
BranchOut Food Inc.
205 SE Davis Ave., Suite C
Bend, Oregon 97702

> **Re: BranchOut Food Inc.**
> **Amended Registration Statement on Form S-1**
> **Filed May 23, 2023**
> **File No. 333-271422**

Dear Eric Healy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. We note your revised disclosure that you have granted the underwriter a 45-day option to purchase up to an additional 165,000 shares of common stock "which may be covered by exercising the option and/or by purchasing shares of common stock from us in the market once secondary trading begins." Please explain why you have included this provision given that you are required to provide a bona fide estimate of the range of the maximum offering price consistent with Item 501(b)(3) of Regulation S-K. In addition, please explain how the underwriters will purchase the common stock from you in the market.

<u>Debt Obligations</u>
<u>Notes Payable, page 50</u>

2.   Please file the Hinman Loan Agreement as an exhibit to the registration statement.

<u>Resale Prospectus, page II-1</u>

3.   We note your revisions in response to comment 3 and reissue. Please revise the statement that you "expect" that no shares will be sold until your common stock is listed on Nasdaq to state that no shares will be sold until the initial public offering is closed and your common stock is listed on Nasdaq. Please also remove the statement that the resale shares will initially be sold "around" the public offering price. In the alternative, revise to state a fixed price at which the shares will be offered.

     You may contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Erin Purnell at 202-551-3454 with any other questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing

cc: Dane Johansen